FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of April 2010

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated April 26, 2010 announcing that Registrant will provide a SkyEdge II broadband satellite communications network to its long-standing customer ASTEL, one of Kazakhstan’s leading telecommunications operators.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated April 26, 2010	By: /s/ Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

 Kazakhstan's ASTEL to deploy Gilat SkyEdge II broadband satellite network for corporate and government agency sites

--New network includes Gilat's dedicated solution for multi-star networks, NetEdge--

Petah Tikva, Israel, April 26, 2010 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that it is providing a SkyEdge II broadband satellite communications network to its long-standing customer ASTEL, one of Kazakhstan’s leading telecommunications operators.

The new network for ASTEL includes two SkyEdge II satellite hub stations and several hundred SkyEdge II Access VSATs, in addition to the recently announced Gilat NetEdge Gateways.  The VSAT network will deliver a wide range of interactive data applications, including VoIP, video conferencing and virtual private networks.

NetEdge is a high-performance satellite communications solution, specifically designed to meet the requirements of multi-star private networks for corporations as well as for cellular backhaul applications. Single-hop connectivity is provided, network wide, between the NetEdge components. This enhances the user experience and application performance for all intra-corporation, cellular backhaul and Internet traffic. It also implies significant space-segment savings compared to alternatives.

“Gilat’s ability to continually introduce new solutions that meet our evolving needs is the foundation of our long-term business relationship,” said ASTEL President Vladimir Breusov. Gilat’s advanced SkyEdge II VSAT suite enables us to continue to provide the highest level of customer service while meeting the complex networking requirements of Kazakhstan’s enterprises and government agencies. The flexibility of Gilat’s solutions will enable us to quickly expand this new network to meet customer demand.”

Arie Rozichner, Gilat’s regional vice president, Eurasia, said, “We are pleased to have once again been chosen by ASTEL to deliver our high-performance VSAT networks, including the latest addition to the Gilat SkyEdge II portfolio, NetEdge. NetEdge creates new revenue opportunities by extending satellite-based services to small private networks and offers service providers such as ASTEL the best of both worlds – one-hop corporate network connectivity with shared bandwidth for excellent network efficiency. This results in a competitive, high-performance solution with a low total cost of ownership."

Gilat's broadband satellite communications networks have been serving the Kazakhstan market since 1998, helping to improve the quality of life for businesses and citizens in the country's most remote regions.  Gilat’s VSAT networks provide dependable, high-speed data networking to government agencies, banks and energy companies at thousands of sites throughout Kazakhstan. The majority of telecom operators in Kazakhstan deploy Gilat satellite equipment.

About Gilat SkyEdge II
Gilat’s SkyEdge II is a multi-service platform enabling the delivery of high-quality voice, broadband data and video services for diverse environments including enterprises, rural networks, cellular backhaul and government network applications. SkyEdge II is a standards-based system using DVB-S2 and DVB-RCS. With better efficiencies and full adaptivity for both the inbound and outbound channels, it provides higher performance that serves the growing requirements of end-users. Gilat’s diverse portfolio of SkyEdge II VSATs are all supported by a unified platform, offering service providers the most suitable product for their application needs as well as the flexibility to evolve their networks.

About ASTEL
Founded in 1993, ASTEL is a leading telecommunications provider in Kazakhstan with a long history of building successful corporate data and voice transmission networks using advanced technologies. The Company primarily provides telecommunication services through its own data transmission network KazNet. ASTEL is Kazakhstan’s largest provider of satellite communications terminals. For 17 years, the Company has expanded its range of services to meet the strict requirements of its customers and through its commitment to quality, ASTEL ensures optimal efficiency of each solution.  ASTEL plans to expand its telecommunications activities in central Asian countries such as Tajikistan, Uzbekistan, Kyrgyzstan and Turkmenistan.  For more information, please visit http://www.astel.kz/eng/index.php.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge™ and SkyEdge II Product Family. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. For more information, please visit www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly, Phone: +972-3-925-2406; Email: Kimk@gilat.com